NB 3/19

SEC Mail Processing Section
FEB 24 2012
Washington, DC
123

[redacted]

12010040

SECURITIE
W

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGE CORPORATE FINANCE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 W. PACES FERRY RD., SUITE 1000
(No. and Street)

ATLANTA	GA	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A MANER 404-890-7703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIFFORD, HILLEGASS & INWERSEN, LLP
(Name – *if individual, state last, first, middle name*)

6 CONCOURSE PARKWAY, STE 600	ATLANTA	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/12
JP

OATH OR AFFIRMATION

I, WILLIAM A MANER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGE CORPORATE FINANCE, LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Rick Floress
NOTARY PUBLIC
Gwinnett County, GEORGIA
My Commission Expires
2/21/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDGE CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2011

GH&I

EDGE CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2011

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

EDGE CORPORATE FINANCE, LLC

TABLE OF CONTENTS

December 31, 2011

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Edge Corporate Finance, LLC
Atlanta, Georgia

We have audited the accompanying balance sheet of Edge Corporate Finance, LLC as of December 31, 2011 and the related statement of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edge Corporate Finance, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 15, 2012
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

EDGE CORPORATE FINANCE, LLC

BALANCE SHEET

December 31, 2011

ASSETS

Current Assets		
Cash	$	177,802
Accounts receivable		19,103
Other investments		600
Other assets (Note C)		307,075
TOTAL ASSETS	$	504,580

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable	$	23,876
TOTAL LIABILITIES		23,876
Member's Equity		480,704
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	504,580

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2011

Revenue	
Investment banking	$ 3,110,435
Commissions	24,372
TOTAL REVENUES	3,134,807
Operating Expenses	
Management fees	2,282,634
Personnel expense	751,536
General and administrative expenses	81,828
Information technology	37,344
Occupancy	30,981
TOTAL OPERATING EXPENSES	3,184,323
Net Loss	$ (49,516)

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF MEMBER'S EQUITY

For the Year Ended December 31, 2011

Balance at December 31, 2010	$ 1,045,315
Capital distributions	(515,095)
Net loss	(49,516)
Balance at December 31, 2011	$ 480,704

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash Flows from Operating Activities	
Net loss	$ (49,516)
Adjustments to reconcile net loss to net cash used in operating activities	
Accounts receivable	19,388
Other investments received in satisfaction of accounts receivable	(600)
Other assets	(297,404)
Accounts payable	(27,448)
Due to affiliate	(34,881)
NET CASH USED IN OPERATING ACTIVITIES	(390,461)
Cash Flows from Financing Activities	
Capital distributions	(515,095)
NET CASH USED IN FINANCING ACTIVITIES	(515,095)
NET DECREASE IN CASH	(905,556)
Cash at Beginning of Year	1,083,358
Cash at End of Year	$ 177,802

See accompanying notes.

EDGE CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2011

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Edge Corporate Finance, LLC ("Edge Corporate Finance") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. Edge Corporate Finance is a single member LLC owned 100% by Edge Capital Partners, LLC ("Parent").

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Concentration: The Company maintains balances with a bank in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. Accounts are considered past due when they are 30 days old. As of December 31, 2011, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Valuation of Investments: All securities are held for indefinite periods of time and are classified as available for sale and carried at fair value. The fair value of each investment in the portfolio is determined at the balance sheet date.

Revenue Recognition: The Company uses the accrual method of accounting and recognizes revenue when there is evidence of an arrangement, the services have been provided, the revenue is fixed and determinable and collectibility is reasonably assured. Investment banking and referral fees arise from activities for which the Company acts as an agent and fees are earned from providing merger and acquisition, private placement, and other financial services. These fees are recognized at the time the transactions are completed and the income is fixed and determinable.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Concentrations: For the year ended December 31, 2011, one client represented 84% of the Company's revenue.

In August of 2009 the Company entered into an agreement with Edge Healthcare Partners, LLC where Edge Healthcare agreed to provide certain consulting, management and other related services to the Company. Management fees paid to Edge Healthcare amounted to $2,282,634 during the year ended December 31, 2011.

Income Taxes: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for tax years 2010, 2009 and 2008 still open under the statute of limitations.

Subsequent Events: The Company has evaluated events and transactions that occurred between December 31, 2011 and February 15, 2012 which is the date the financial statements were available to be issued, for possible recognition or disclosure, in the financial statements.

NOTE B—FAIR VALUE OF FINANCIAL INSTURMENTS

FASB ASC 820, *Fair Value Measurements*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE B—FAIR VALUE OF FINANCIAL INSTURMENTS—Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2011.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Non-marketable securities	$ 600	$ -	$ -	$ 600

Fair values for assets in Level 3 are calculated using assumptions about discounted cash flow and other present value techniques.

Roll forward of Level 3 investments:

Balance, beginning of year	$ -
Purchases	600
Balance, end of year	$ 600

NOTE C—RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with its Parent whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $496,081 during the year ended December 31, 2011. In 2011, the Company prepaid $297,875 of shared expenses for 2012.

NOTE D—NET CAPITAL REQUIREMENT

As a registered broker-dealer under the SEC and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2011, the Company had net capital of $168,421, which exceeded the minimum net capital requirement of $5,000 by $163,421. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

SUPPLEMENTAL INFORMATION

EDGE CORPORATE FINANCE, LLC

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2011

Computation of Net Capital		
Total member's equity	$	480,704
Deduct non-allowable assets:		
Accounts receivable		(4,608)
Other investments		(600)
Other assets		(307,075)
Net capital	$	168,421
Computation of Aggregate Indebtedness		
Accounts payable	$	23,876
Total aggregate indebtedness	$	23,876
Computation of Minimum Net Capital Requirement		
Net capital	$	168,421
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	163,421
Percentage of aggregate indebtedness to net capital		14.18%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

EDGE CORPORATE FINANCE, LLC

Schedule II

OTHER INFORMATION

December 31, 2011

The following statements and computations are not applicable at December 31, 2011 and for the year then ended and accordingly are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (i) of Rule 15c3-3.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Edge Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Edge Corporate Finance, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 15, 2012
Atlanta, Georgia

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Edge Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Edge Corporate Finance, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Edge Corporate Finance, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Edge Corporate Finance, LLC's management is responsible for the Edge Corporate Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries [*check copy*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*general ledger detail of revenues and reimbursable out of pocket expenses*] noting no differences;

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*general ledger detail of revenues and reimbursable out of pocket expenses*] supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 15, 2012
Atlanta, Georgia

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067638
EDGE CORPORATE FINANCE, LLC
1380 W. PACES FERRY RD.
SUITE 1000
ATLANTA, GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
RICK ALVAREZ (770) 263-7300

2. A. General Assessment (item 2e from page 2)		$ 7,837
B. Less payment made with SIPC-6 filed (exclude interest) 08/03/2011 Date Paid		(481)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		7,356
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 7,356
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,356	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDGE CORPORATE FINANCE, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 2 day of Feb , 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 11 and ending DEC 31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,134,806
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 3,134,806
2e. General Assessment @ .0025	$ 7,837

(to page 1, line 2.A.)

2